Lucas Horsfall
ACCOUNTANTS + ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members'
Berkshire Bridge Capital, LLC
Las Vegas, Nevada

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Berkshire Bridge Capital, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Berkshire Bridge Capital, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provision") and (2) Berkshire Bridge Capital, LLC stated that Berkshire Bridge Capital, LLC met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. Berkshire Bridge Capital, LLC management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Berkshire Bridge Capital, LLC compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the management's referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lucas, Horsfall, Murphy, + Pindroh, L.L.P.

Pasadena, California
February 3, 2017